Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST
NEW YORK, NY 10001
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

March 26, 2021
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Sherry Haywood
Asia Timmons-Pierce
Heather Clark
Martin James

Re:   FTC Solar, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 9, 2021
CIK No. 0001828161

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

On behalf of our client, FTC Solar, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on March 9, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The heading and paragraph number in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below.

Securities and Exchange Commission
March 26, 2021

Our Customer Value Proposition, page 2

1.	We note your response to comment one of our prior letter and reissue our comment. Please provide the consent of the third-party in accordance with Rule 436.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the consent of Eclipse-M in accordance with Rule 436.

* * * * *

Securities and Exchange Commission
March 26, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc: Patrick M. Cook, Chief Financial Officer, FTC Solar, Inc.
Jacob D. Wolf, Esq., General Counsel, FTC Solar, Inc.
Benjamin K. Marsh, Esq., Goodwin Procter LLP